Exhibit 8.1

Subsidiaries of voxeljet AG

Business-Entity	First consolidation date	Shares
voxeljet America Inc.	February 5, 2014	100,00%
voxeljet UK Ltd.	October 1, 2014	100,00%
voxeljet India Pvt. Ltd.	January 21, 2016	100,00%
voxeljet China Pvt. Ltd.	April 11, 2016	95,83%